ITEM 77M: Mergers

Morgan Stanley Natural Resource Development Securities Inc.

	On January 12, 2010, a Special Meeting of Stockholders of Morgan Stanley Natural Resource Development Securities Inc. ("Natural Resource") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Natural Resource and Morgan Stanley Commodities Alpha Fund ("Commodities Alpha"), a series of
Morgan Stanley Series Funds, pursuant to which substantially all of the assets of Natural Resource would be transferred to Commodities Alpha and stockholders of Natural Resource would become shareholders of Commodities Alpha receiving shares of Commodities Alpha with a value equal to the value of their holdings in Natural Resource in exchange for the outstanding shares of Natural Resource held by the stockholders
(the "Reorganization"). On September 23, 2009 the Board of Directors unanimously approved the Reorganization Agreement, and on January 12, 2010 the Reorganization Agreement was approved by the affirmative vote of a majority of the outstanding shares of Natural Resource represented in person or by proxy and entitled to vote at the meeting.

	On February 5, 2010, the Reorganization between Natural
Resource and Commodities Alpha was completed according to the terms set forth above and in the Reorganization Agreement.